UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

FAMILY DOLLAR STORES, INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
307000109
(CUSIP Number)
June 9, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	307000109

1	NAMES OF REPORTING PERSONS Pershing Square Capital Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,871,793[1]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH:	8	SHARED DISPOSITIVE POWER

10,871,793

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,871,793

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%[2]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
1The reporting person may have an obligation to acquire 222,700 shares of common stock par value $0.01 per share (“Common Stock”) of Family Dollar Stores, Inc. (the “Issuer”) pursuant to put option arrangements. The reporting person may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.
2 This calculation is rounded to the nearest tenth and is based on 122,301,066 shares of Common Stock of the Issuer outstanding as of March 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 6, 2011.

CUSIP No.	307000109

1	NAMES OF REPORTING PERSONS PS Management GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,871,793[3]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH:	8	SHARED DISPOSITIVE POWER

10,871,793

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,871,793

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%[4]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
3The reporting person may have an obligation to acquire 222,700 shares of Common Stock of the Issuer pursuant to put option arrangements. The reporting person may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.
4 This calculation is rounded to the nearest tenth and is based on 122,301,066 shares of Common Stock of the Issuer outstanding as of March 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 6, 2011.

CUSIP No.	307000109

1	NAMES OF REPORTING PERSONS Pershing Square GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		4,551,536[5]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH:	8	SHARED DISPOSITIVE POWER

4,551,536

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,551,536

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.7%[6]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
5The reporting person may have an obligation to acquire 92,400 shares of Common Stock of the Issuer pursuant to put option arrangements. The reporting person may not be deemed to have voting and dispositive power over such 92,400 shares of Common Stock.
6 This calculation is rounded to the nearest tenth and is based on 122,301,066 shares of Common Stock of the Issuer outstanding as of March 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 6, 2011.

CUSIP No.	307000109

1	NAMES OF REPORTING PERSONS William A. Ackman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		NONE

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		10,871,793[7]

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		NONE

WITH:	8	SHARED DISPOSITIVE POWER

10,871,793

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,871,793

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.9%[8]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
7The reporting person may have an obligation to acquire 222,700 shares of Common Stock of the Issuer pursuant to put option arrangements. The reporting person may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.
8 This calculation is rounded to the nearest tenth and is based on 122,301,066 shares of Common Stock of the Issuer outstanding as of March 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 6, 2011.

CUSIP No.	307000109
Item 1.
(a)	Name of Issuer

The name of the issuer is Family Dollar Stores, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices

P.O. Box 1017, 10401 Old Monroe Road, Charlotte NC 28201-1017.
Item 2.
(a)	Name of Person Filing

This statement is filed by:

(i)	Pershing Square Capital Management, L.P., a Delaware limited partnership (the “Investment Manager”), which serves as investment advisor to Pershing Square, L.P. (“Pershing Square”), a Delaware limited partnership, Pershing Square II, L.P. (“Pershing Square II”), a Delaware limited partnership, and Pershing Square International, Ltd., a Cayman Islands exempted company (including its wholly owned subsidiary PSRH, Inc. (“PSRH”)) (collectively, the “Pershing Square Funds”), with respect to the Common Shares (as defined in Item 2(d) below) held for the accounts of the Pershing Square Funds;

(ii)	PS Management GP, LLC, a Delaware limited liability company (“PS Management”), which serves as the general partner of the Investment Manager, with respect to the shares of Common Shares held for the accounts of the Pershing Square Funds;

(iii)	Pershing Square GP, LLC (the “General Partner”), a Delaware limited liability company, which serves as the general partner of each of Pershing Square and Pershing Square II; and

(iv)	William A. Ackman, an individual (“Mr. Ackman”), who serves as the managing member of each of PS Management and the General Partner.
The foregoing persons hereinafter sometimes collectively are referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons’ agreement in writing to file this statement on behalf of each of them is attached as Exhibit A hereto.
(b)	Address of Principal Business Office or, if none, Residence

The address of the business office of each of the Reporting Persons is 888 Seventh Avenue, 42nd Floor, New York, New York 10019.

(c)	Citizenship

The Investment Manager is a limited partnership organized under the laws of the State of Delaware. PS Management is a limited liability company organized under the laws of the State of Delaware. The General Partner is a limited liability company organized under the laws of the State of Delaware. Mr. Ackman is a United States citizen.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e)	CUSIP Number

307000109

CUSIP No.	307000109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☑	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E), (1);[9]

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☑	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G), 2;[10]

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
A. Pershing Square Capital Management, L.P.
(a)	Amount beneficially owned:

As of June 9, 2011, may be deemed to have beneficially owned: 10,871,793 shares of Common Stock. The Investment Manager may have an obligation to acquire 222,700 shares of Common Stock pursuant to put option arrangements. The Investment Manager may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.

(b)	Percent of class:

8.9%. The percentages used herein and in the balance of Item 4 are rounded to the nearest tenth and based on 122,301,066 shares of Common Stock of Issuer outstanding as of March 25, 2011, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on April 6, 2011.

[9]	With respect to the Investment Manager and the General Partner.

[10]	With respect to PS Management and Mr. Ackman.

CUSIP No.	307000109
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 10,871,793

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 10,871,793
B. PS Management GP, LLC
(a)	Amount beneficially owned:

As of June 9, 2011, may be deemed to have beneficially owned: 10,871,793 shares of Common Stock. PS Management may have an obligation to acquire 222,700 shares of Common Stock pursuant to put option arrangements. PS Management may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.

(b)	Percent of class:

8.9%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 10,871,793

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 10,871,793
C. Pershing Square GP, LLC
(a)	Amount beneficially owned:

As of June 9, 2011, may be deemed to have beneficially owned: 4,551,536 shares of Common Stock. The General Partner may have an obligation to acquire 92,400 shares of Common Stock pursuant to put option arrangements. The General Partner may not be deemed to have voting and dispositive power over such 92,400 shares of Common Stock.

(b)	Percent of class:

3.7%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 4,551,536

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 4,551,536
D. William A. Ackman
(a)	Amount beneficially owned:

As of June 9, 2011, may be deemed to have beneficially owned: 10,871,793 shares of Common Stock. Mr. Ackman may have an obligation to acquire 222,700 shares of Common Stock pursuant to put option arrangements. Mr. Ackman may not be deemed to have voting and dispositive power over such 222,700 shares of Common Stock.

(b)	Percent of class:

8.9%.

CUSIP No.	307000109
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote: 10,871,793

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of: 10,871,793
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
See Exhibit B.
Item 8. Identification and Classification of Members of the Group.
Not Applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Each of the Reporting Persons hereby makes the following certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2011	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT A
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing, along with all other such undersigned, on behalf of the Reporting Persons (as defined in the joint filing), of a statement on Schedule 13G (including amendments thereto) with respect to the common stock par value $0.01 per share of Family Dollar Stores, Inc., a Delaware corporation, and that this agreement be included as an Exhibit to such joint filing. This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: June 9, 2011	PERSHING SQUARE CAPITAL MANAGEMENT, L.P. By: PS Management GP, LLC, its General Partner
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PERSHING SQUARE GP, LLC
	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
WILLIAM A. ACKMAN

EXHIBIT B
ITEM 7
The Investment Manager is the relevant entity for which PS Management may be considered a parent holding company.
Each of PS Management and the General Partner is the relevant entity for which Mr. Ackman may be considered a control person.
Each of the Investment Manager and the General Partner is an investment adviser registered under the Investment Advisers Act of 1940.